SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of October 2002

                             DASSAULT SYSTEMES S.A.
             (Exact Name of Registrant as Specified in its Charter)

         9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
              (Address of Registrant's Principal Executive Office)

    (Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

                        Form 20-F X             Form 40-F
                                 ---                      ---


        (Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934)

                               Yes              No X
                                  ----            ---

 (If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): ______)

                                   ENCLOSURES:

Dassault Systemes S.A. (the "Company") is furnishing under cover of Form 6-K:

     - Two press releases dated September 30, 2002, the first announcing the strategic partnership with ImpactXoft, the other announcing the launch of a global CATIA Certification program; and

     - A press release dated October 1, 2002, announcing that the Electrolux Group has selected CATIA V5 for the design, analysis and manufacture of its products.

Dassault Systemes and ImpactXoft Announce Strategic Partnership

       Dassault Systemes & ImpactXoft join forces to deliver revolutionary
             Design Collaboration solutions and Functional Modeling
                applications within V5 to the 3D PLM marketplace

San Jose, California (USA) and Paris, France - September 30, 2002 - ImpactXoft and Dassault Systemes (Nasdaq: DASTY; Euronext Paris: #13065, DSY.PA) today announced the signing of a strategic alliance to develop and deliver advanced design collaborative and functional modeling solutions for 3D Product Lifecycle Management (PLM). This alliance includes the signing of a CAA V5 Original Software Developer (OSD) agreement and an investment by Dassault Systemes of US $10M corresponding to an equity position of 15% in ImpactXoft.

The partnership will leverage ImpactXoft's awarding-winning IXSPeeD(TM) technology with Version 5 of Dassault Systemes' 3D PLM portfolio to deliver and market innovative applications through the CATIA, DELMIA, ENOVIA, and SMARTEAM brands. Initial deliveries will target process-centric applications for the E&E, Consumer Goods, and Industrial Machinery industries. Through this technology, engineers in these sectors will interact in language tailored to their industry and at a speed that will significantly accelerate the design process.

"This alliance allows us to take our functional modeling and collaboration technology from the incubator stage to become part of a full enterprise solution," said Attilio Rimoldi, president and CEO, ImpactXoft. "We met with all the other players and not only was Dassault Systemes the only one who understood the value we could bring, but their V5 technology was the only way to leverage functional modeling and make it available across the entire PLM marketplace".

"ImpactXoft has created a revolutionary technology for the 3D PLM sector and we immediately recognized the value that it could bring to our customers in the E&E, Consumer Goods and Machinery industries when delivered within our V5 solution portfolio," said Dominique Florack, executive vice president R&D, Dassault Systemes. "We are delighted to welcome the ImpactXoft team to the V5 ecosystem and are anxious to realize the potential of our alliance."

"The combination of ImpactXoft's revolutionary functional modeling technology with Dassault Systemes' visionary portfolio of 3D PLM solutions represents the dawning of a new era in the PLM industry and sets a new standard for users seeking breakthrough collaborative innovation capabilities," said David Burdick, President of Collaborative Visions.

Collaborative product design and functional modeling solutions will enable customers to improve productivity and innovation through faster iterations,
design  sharing,  and  simultaneous  reconciliation.   ImpactXoft  and  Dassault
Systemes development will focus on:

     o Collaborative design solutions permitting dispersed product teams to create, evaluate, and modify product definitions both asynchronously and synchronously
     o Scalable solutions ranging from local teams to global networks and supply chains
     o Process-oriented functional modeling applications that free designers from traditional CAD modeling techniques and allow them to focus on the true design intent

                                       ###

About ImpactXoft
ImpactXoft is a private, venture-funded software company introducing innovative applications that change the way people and companies develop products. The IX SPeeD(TM) Suite is an award-winning enterprise solution for Simultaneous Product Development(TM) (SPD), enabling all constituents involved in the product lifecycle to concurrently design, modify, evaluate, and produce quality products with unprecedented speed. Based on a web-centric architecture and proprietary technologies, IX SPeeD revolutionizes the way designs are created, shared, and ultimately manufactured, empowering companies to drastically reduce their time to market and gain a competitive edge. ImpactXoft has developed IX SPeeD Suite in partnership with Toyota Caelum Inc. leveraging the experience and know-how of both companies.
For more information, visit our website at: http://www.impactxoft.com
                                            -------------------------


About Dassault Systemes

Dassault Systemes is the premier global software developer for the CAD/CAM/CAE/PLM market, providing companies with e-business solutions to implement their digital enterprise, thus creating and simulating the entire product life cycle from initial concept to product in service. CATIA, ENOVIA and DELMIA Solutions support industry-specific business processes to help unleash creativity and innovation, reduce development cycle time, improve quality, competitiveness and shareholder value: CATIA supports the digital product definition and simulation, DELMIA provides solutions to define and simulate lean digital manufacturing processes and ENOVIA delivers enterprise solutions that manage a comprehensive, collaborative and distributed model of the digital product, processes and resources. The combined integration creates the Digital Product life cycle Pipeline, supporting reuse of corporate knowledge. SolidWorks and SmarTeam Corp., as Dassault Systemes companies, offer respectively 3D design-centric and collaborative PDM software solutions based on Windows and the Internet. Spatial, also part of the Dassault Systemes family, is a market-leading provider of world-class 3D software components and services (for 3D modeling, visualization, and interoperability) to meet the requirements of 3D in Internet-based e-commerce and B2B applications.

Information about Dassault Systemes is available at http://www.3ds.com
                                                    ------------------

Impact Press Contact:
Carol Montalvo
+1 408 360-7700 x609
cmontalvo@impactxoft.com
------------------------

Dassault Systemes Press Contacts:
Anthony Marechal (EMEA)
+33 1 55 49 84 21
anthony_marechal@ds-fr.com
--------------------------

Keith R. Pillow (Americas)
+818-673-2070
keith_pillow@ds-us.com
----------------------

Dassault Systemes Investor Contacts:
Emma Rutherford, James Melville-Ross
Financial Dynamics
+44 207 831 3113

                      Dassault Systemes Establishes Global
                           CATIA Certification Program

         Certification program will give companies, users, and business partners a common index to measure their CATIA knowledge
                                   and skills

Paris, France - September 30, 2002 - Dassault Systemes (Nasdaq: DASTY; Euronext
Paris: #13065, DSY.PA) today announced the launch of a global CATIA Certification program to provide customers and users with a valuable index for measuring their knowledge of CATIA. The program targets CATIA user groups such as product designers and developers, Dassault Systemes business and service partners, and new professionals joining the 3D Product Lifecycle Management
(PLM) market.

The program will provide a standard measure of CATIA knowledge and will enable program participants to assess their skills against market norms. The certification program will also offer valuable feedback on CATIA training programs by providing a quantitative before-and-after measurement of trainees' acquired skills. The Certification program is available worldwide for immediate implementation in companies of all sizes and industries.

"By introducing a CATIA certification program, we illustrate our commitment and dedication to our 3D PLM solutions, customers, and users," said Jean-Yves Yung, vice president Services, Dassault Systemes. "The certification program will provide a valuable resource for customers, users, and business partners to measure and evaluate their knowledge and skills. In addition, industry analysts and experts agree that certifications are a highly sought-after mark of credibility for expertise in the Information Technology marketplace."

VUE Testing Services, the electronic testing businesses of NCS Pearson, will administer the CATIA Certification program through a series of domain-oriented exams. Participants can access the exams at VUE(TM) Authorized Testing Centers, a worldwide network of more than 3000 testing centers in over 130 countries.

To schedule an exam or for more information on the CATIA Certification program, visit Dassault Systemes' certification website at http://www.3dplm.com/ certification.

EMEA
9, quai Marcel Dassault, BP 310, 92156 Suresnes Cedex, France,
education@ds-fr.com
-------------------
Americas
215, St-Jacques St. West, Suite 500, Montreal (Quebec) H2Y 1M6, Canada, education@ds-ca.com
-------------------
Asia Pacific
Pier City Shibaura Bldg. 10F, 3-18-1, Kaigan, Minato-ku, Tokyo
108-0022, Japan,
education@ds-jp.com
                 -------------------
                                       ###

About Dassault Systemes
Dassault Systemes is the premier global software developer for the CAD/CAM/CAE/PLM market, providing companies with e-business solutions to implement their digital enterprise, thus creating and simulating the entire product life cycle from initial concept to product in service. CATIA, ENOVIA and DELMIA Solutions support industry-specific business processes to help unleash creativity and innovation, reduce development cycle time, improve quality, competitiveness and shareholder value: CATIA supports the digital product definition and simulation, DELMIA provides solutions to define and simulate lean digital manufacturing processes and ENOVIA delivers enterprise solutions that manage a comprehensive, collaborative and distributed model of the digital product, processes and resources. The combined integration creates the Digital Product life cycle Pipeline, supporting reuse of corporate knowledge. SolidWorks and SmarTeam Corp., as Dassault Systemes companies, offer respectively 3D design-centric and collaborative PDM software solutions based on Windows and the Internet. Spatial, also part of the Dassault Systemes family, is a market-leading provider of world-class 3D software components and services (for 3D modeling, visualization, and interoperability) to meet the requirements of 3D in Internet-based e-commerce and B2B applications. Information about Dassault Systemes is available at http://www.3ds.com
                         ------------------

Dassault Systemes Press Contacts:
Anthony Marechal EMEA
+ 33 1 55 49 84 21
anthony_marechal@ds-fr.com
--------------------------

Keith Pillow (Americas)
+ 1 818 673 2070
keith_pillow@ds-us.com
----------------------

Dassault Systemes Investor Contacts:
Emma Rutherford, James Melville-Ross
Financial Dynamics
+ 44 207 831 3113

                     Electrolux Group Implements Innovative
                    Processes with IBM and Dassault Systemes
                         to Design Clean, Cool Products


          Style and shape are key to strong household appliance sales -
               Electrolux leverages product design technology with
                       PLM Solutions CATIA V5 and SMARTEAM

Stockholm, Sweden and Paris, France - October 1, 2002 - IBM and Dassault Systemes (Nasdaq: DASTY; Euronext Paris: #13065, DSY.PA) today announced that the Electrolux Group, the world's largest producer of powered appliances for kitchen, cleaning and outdoor use, has selected CATIA V5 for the design, analysis and manufacture of its products. IBM will provide the Electrolux Group with 700 licenses of CATIA V5, the world's leading 3D product development solution developed by Dassault Systemes. In addition, Electrolux also announced that it recently completed implementation of SMARTEAM at its US manufacturing facilities. SMARTEAM is a product data management solution from IBM's Product Lifecycle Management (PLM) portfolio, also developed by Dassault Systemes.

The Electrolux Group is migrating from CATIA V4 to V5 to take advantage of new capabilities and innovative technologies. The move comes following a two-year pilot project in which the company compared leading CAD systems at its lawn mower factory in Orangeburg, South Carolina, USA. Not only did the solutions prove to be more user-friendly and functional, but also the company's designers and engineers found it helped to cut product development time and cost. Furthermore, the transition from V4 to V5 was simple and required only one week of training for Electrolux's first users in Romania, Italy, and Germany.

 "As a long-time IBM customer and a CATIA user since 1987, I have witnessed first hand the huge improvements in the CATIA product from V1 to V5," said Ove Palmberg, senior project manager, Electrolux Group. "With CATIA V5, there are many modules available that are easy to use, giving our engineers full freedom to design anything. Instead of just designing a box around a motor, we can now perform ergonomic design revolutions every day! Our customers buy our products not only for their quality and reliability, but also for their beauty and innovative design. CATIA V5 is by far the best system on the market today because it allows us to integrate design, technology and special features. Plus, data migration from CATIA V4 to CATIA V5 is automatic and rapid."

"For over 25 years, IBM has provided the Electrolux Group with a full range of solutions, from servers and workstations to software and services," said Ed Petrozelli, general manager, IBM Product Lifecycle Management. "They are now at the forefront of e-business, realizing many of its promises. An example of this is their revolutionary Internet refrigerator or even their cordless automatic self-recharging vacuum cleaner, both designed using IBM PLM software and IBM hardware. Our objective at IBM is to give manufacturers the tools to meet the demands of discriminating consumers."

"Dassault Systemes' 3D PLM solutions such as CATIA V5 and SMARTEAM are revolutionizing the way the consumer goods industry develops products," said Etienne

Droit, executive vice president sales and marketing, Dassault Systemes. "The integration of CATIA V5's ground-breaking product development capabilities and SMARTEAM's web-centric, business process features gives consumer goods companies a start-to-finish Solution for innovative, creative product design and development."

To assist Electrolux Group with the transition from CATIA V4 TO V5, IBM and IBM business partners will provide training and implementation support for the PLM platform at Electrolux Group's 40 factories around the world. Earlier this summer, the Electrolux Group announced plans to complete enterprise integration of PLM technologies, including the creation of digital factories, in which not only the products, but also the factory tools and production processes, are designed, simulated and managed virtually using PLM solutions from IBM and Dassault Systemes.

                                      ###

About Electrolux
The Electrolux Group is the world's largest producer of powered appliances for kitchen, cleaning, and outdoor use. More than 55 million Electrolux Group products (such as refrigerators, cookers, washing machines, vacuum cleaners, chain saws and lawn mowers) are sold each year to a value of approximately 14 billion USD in more than 150 countries around the world. Find out more at http://www.electrolux.com
-------------------------

About IBM
IBM is the world's largest information technology company, with 80 years of leadership in helping businesses innovate. IBM Sales & Distribution, which supports more than a dozen key industries worldwide, works with companies of all sizes around the world to deploy the full range of IBM technologies. The fastest way to get more information about IBM is through the IBM home page at http://www.ibm.com
------------------

About Dassault Systemes
Dassault Systemes is the premier global software developer for the CAD/CAM/CAE/PLM market, providing companies with e-business solutions to implement their digital enterprise, thus creating and simulating the entire product life cycle from initial concept to product in service. CATIA, ENOVIA and DELMIA Solutions support industry-specific business processes to help unleash creativity and innovation, reduce development cycle time, improve quality, competitiveness and shareholder value: CATIA supports the digital product definition and simulation, DELMIA provides solutions to define and simulate lean digital manufacturing processes and ENOVIA delivers enterprise solutions that manage a comprehensive, collaborative and distributed model of the digital product, processes and resources. The combined integration creates the Digital Product life cycle Pipeline, supporting reuse of corporate knowledge. SolidWorks and SmarTeam Corp., as Dassault Systemes companies, offer respectively 3D design-centric and collaborative PDM software solutions based on Windows and the Internet. Spatial, also part of the Dassault Systemes family, is a market-leading provider of world-class 3D software components and services (for 3D modeling, visualization, and interoperability) to meet the requirements of 3D in Internet-based e-commerce and B2B applications.

Information about Dassault Systemes is available at http://www.3ds.com
                                                    ------------------

IBM Press
Contact: Jennifer Feller
+33 1 41 88 61 89
jennyfeller@fr.ibm.com
----------------------

Dassault Systemes Press Contacts:

Anthony Marechal (EMEA)
+33 1 55 49 84 21
anthony_marechal@ds-fr.com
--------------------------

Keith R. Pillow (Americas)
+818-673-2070
keith_pillow@ds-us.com
----------------------

Dassault Systemes Investor Contacts:
Emma Rutherford, James Melville-Ross
Financial Dynamics
+44 207 831 3113

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                     DASSAULT SYSTEMES S.A.




         Dated: October 1, 2002              By:      /s/ Thibault de Tersant
                                                      -----------------------
                                             Name:    Thibault de Tersant
                                             Title:   Executive Vice President,
                                                      Finance and Administration

                                       6